UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-35132

BOX SHIPS INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Adjournment of Annual Meeting of Shareholders

Box Ships Inc. (the “Company”) has announced that its 2017 annual meeting of shareholders (the “Annual Meeting”), which was convened earlier today, has been adjourned until June 15, 2017 at 2:00 pm Greek time/7:00 am Eastern Standard Time. No votes were taken at the Annual Meeting, other than to adjourn. On May 31, 2017, the Company issued a press release announcing the adjournment of the Annual Meeting.

SUBMITTED HEREWITH:

Exhibit Number	Description of Exhibit

99.1	Press release, dated May 31, 2017, issued by Box Ships Inc.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOX SHIPS INC.

Date: May 31, 2017	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas
Chief Operating Officer

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